Linde plc and Subsidiaries
EXHIBIT 18

March 2, 2020

Board of Directors
Linde plc
The Priestly Center
10 Priestly Road
Surrey Research Park
Guildford, Surrey, GU2 7XY
United Kingdom

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Linde plc’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated March 2, 2020. Note 11 to the consolidated financial statements describes a change in accounting principle related to changing the date the annual goodwill impairment test is performed from April 30 to October 1. It should be understood that the preferability of one acceptable method of accounting over another for the annual impairment testing date of goodwill has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut